EXHIBIT 12

WESBANCO, INC.
Computations of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands - unaudited)

	For the three months		For the twelve months
	ended March 31,		ended December 31,
	2009	2008	2007	2006	2005	2004
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding
interest on deposits)	$ 9,240	$ 36,203	$ 27,791	$ 30,672	$ 34,255	$ 20,626
Interest Factor Within Rent
Expense (1)	179	829	777	742	763	545
Preferred Stock Dividend (2)	1,055	293	-	-	-	-
Total Fixed Charges	10,474	37,325	28,568	31,414	35,018	21,171

Earnings:
Income before Income Taxes	$ 6,201	$ 42,610	$ 52,690	$ 48,298	$ 54,479	$ 47,158
Fixed Charges (excluding Preferred Dividends)	9,419	37,032	28,568	31,414	35,018	21,171
Total Earnings	15,620	79,642	81,258	79,712	89,497	68,329

Ratio of Earnings to Fixed
Charges, Excluding Interest
on Deposits	1.49	2.13	2.84	2.54	2.56	3.23

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$ 25,074	$ 121,229	$ 117,080	$ 104,436	$ 92,434	$ 60,212
Interest Factor Within Rent
Expense (1)	179	829	777	742	763	545
Preferred Stock Dividend (2)	1,055	293	-	-	-	-
Total Fixed Charges	26,308	122,351	117,857	105,178	93,197	60,757

Earnings:
Income Before Income Taxes	$ 6,201	$ 42,610	$ 52,690	$ 48,298	$ 54,479	$ 47,158
Fixed Charges (excluding preferred dividends)	25,253	122,058	117,857	105,178	93,197	60,757
Total Earnings	31,454	164,668	170,547	153,476	147,676	107,915

Ratio of Earnings to Fixed
Charges, Including Interest on
Deposits	1.20	1.35	1.45	1.46	1.58	1.78
(1) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.
(2) Represents the dividend accrued on the Series A Preferred Stock for the period ended March 31, 2009.